Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

November 7, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Michele M. Anderson

Re:	NextWave Wireless Inc. Amendment No. 1 to Form S-4 Filed October 24, 2006 File No. 333-137388

Ladies and Gentlemen:

On behalf of our client, NextWave Wireless Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission our response to the Staff’s letter dated November 2, 2006, regarding the Registration Statement on Form S-4 (the “Registration Statement”) of the Company (File No. 333-137388, together with exhibits thereto).

Set forth below in bold are each of the comments in the Staff’s letter. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General
1.
We note that in connection with the corporate conversion merger, NextWave Wireless, Inc. common stock will be issued in exchange for each share of CYGNUS common stock not held by NextWave Wireless LLC. In your response to this comment, and with a view towards further disclosure, please tell us whether or not the registration statement will cover the shares to be issued in exchange for the shares of CYGNUS common stock not held by NextWave Wireless LLC.

The Registration Statement will not cover the shares to be issued in exchange for the shares of CYGNUS common stock not held by NextWave Wireless LLC and the Registration Statement has been revised on pages 4, 32 and 34 to clearly disclose this fact.

The Corporate Conversion Merger, page 31
2.
Regarding the reference to “any future acquisitions or investments we may pursue” in the third bullet, clarify whether or not you have any current plans to issue shares for those purposes. For example, are you currently engaged in any negotiations for the purpose of acquiring other businesses for which you may issue shares as consideration? See prior comment 4.

The Registration Statement has been revised on page 32 in response to the Staff’s comment. The Staff is supplementally advised that although the Company, as part of its strategic planning, regularly engages in exploratory discussions relating to acquisitions that could include equity consideration, none of these discussions have matured to the stage of a binding obligation or letter of intent at this time.

Material U.S. Federal Income Tax Consequences of the Corporate Conversion Merger, page 32
Holders of Company Interests, page 33
3.
We have examined your revisions provided on page 33 of the prospectus, in response to our prior comment 6. If material, please revise the document to provide risk factor, as well as other appropriate disclosure, of the risks to investors arising from the uncertainty of counsel’s opinion on the holding period. The revised disclosure should also clarify the degree of uncertainty of counsel’s opinion as to the holding period. As one example, discuss the likelihood that the IRS will come to a conclusion that is different from the conclusion of counsel.

The Registration Statement has been revised on page 34 in response to the Staff’s comment. The Company believes, based on the advice of counsel, that the risk that the IRS will come to a conclusion that is different from the conclusion of counsel does not rise to a level of significance that would require risk factor disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65
4.
As requested by our prior comment 8, please revise this section to include a summary of the results of operations, liquidity, and capital resources of the company for the period from inception to the company’s fiscal year end (December 31, 2005). See Item 303(a) of Regulation S-K and Item 14(h) of Form S-4.

The Registration Statement has been revised on pages 69-70 in response to the Staff’s comment.
Exhibit 8.1, Form of Tax Opinion

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5.
It appears that Exhibit 8.1 is the “long-form” opinion of counsel as to the material tax consequences of the corporate conversion merger. As a result, please ask counsel to ensure that the discussion in Exhibit 8.1 is consistent with the summary found in the prospectus. For example, the exhibit should include the same level of detail as the discussion in the prospectus, including a clarification of the basis for each of the conclusions set forth in the exhibit. Alternatively, you may revise this exhibit, as well as the discussion on page 32 of the Form S-4, to clarify that the discussion on page 32 is counsel’s opinion of the material U.S. Federal income tax consequences of the corporate conversion merger.

The Registration Statement has been revised to clarify that the discussion in the Registration Statement constitutes counsel’s opinion, in accordance with the Staff’s suggested alternative.
6.
Please instruct counsel to revise paragraph iv of the exhibit to clarify the reasons for doubt and degree of uncertainty of the “should” opinion in paragraph iv of the exhibit (as requested by our prior comment 6).

The Registration Statement has been revised on page 34 in response to the Staff’s comment
7.
Weil, Gotshal & Manges LLP should remove the statement that “this opinion is rendered solely for your [the Board of Directors’] benefit in connection with the transactions described above,” as the quoted language appears to limit investors’ reliance upon the opinion.

The opinion exhibit has been revised in response to the Staff’s comment.

We would very much appreciate receiving the Staff’s comments, if any, at your earliest convenience. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8239.

Sincerely yours, /s/Marita A. Makinen Marita A. Makinen

cc: Michele M. Anderson
      Derek B. Swanson

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